UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026 (Report No. 6)

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modii Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Execution of Sales Agreement

On March 30, 2026, Maris-Tech Ltd. (the “Company”), entered into a Sales Agreement (the “Sales Agreement”), with A.G.P./Alliance Global Partners (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, up to $3,007,329 of its ordinary shares, no par value per share, of the Company (the “Ordinary Shares”). The Ordinary Shares will be offered and sold pursuant to the Company’s Registration Statement on Form F-3 (File No. 333-294280) (the “Registration Statement”), and the related base prospectus included in the Registration Statement, as supplemented by the prospectus supplement to the Registration Statement dated March 30, 2026.

The Company expects that any proceeds from the sale of Ordinary Shares under the Sales Agreement will be used for working capital and general corporate purposes.

The Company is not obligated to sell any Ordinary Shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with their normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of The Nasdaq Capital Market to sell Ordinary Shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a placement notice to the Sales Agent, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) under the Securities Act of 1933, as amended. The Sales Agent’s obligations to sell Ordinary Shares under the Sales Agreement are subject to satisfaction of certain conditions, including customary closing conditions. The Company will pay the Sales Agent a commission equal to 3.0% of the aggregate gross proceeds from each sale of Ordinary Shares and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses. The Sales Agreement contains customary representations and warranties and conditions to the sale of the shares thereunder.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement, which is attached as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”) and is incorporated herein by reference.

A copy of the opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.) relating to the legality of the issuance and sale of the Ordinary Shares is filed herewith as Exhibit 5.1.

This Report shall not constitute an offer to sell or solicitation of an offer to buy, nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 333-262910 and 333-274826) and the Registration Statements on Form F-3 (Registration No. 333-270330 and 333-294280), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.)
10.1	Sales Agreement by and between Maris-Tech Ltd. and A.G.P./Alliance Global Partners, dated March 30, 2026.
23.1	Consent of Sullivan & Worcester Tel Aviv (Har-Even & Co.) (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: March 30, 2026	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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